

May 22, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

> **Re: Social Reality, Inc.**
> **Registration Statement on Form S-3/A**
> **Filed May 18, 2018**
> **File No. 333-221970**
> **Response Dated May 10, 2018**

Dear Mr. Miglino:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form S-3/A filed May 18, 2018

Information Incorporated by Reference, page 14

1. We refer to our comment letter dated May 22, 2018 concerning your Form 10-Q for the quarter ended March 31, 2018. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until the comment on your Form 10-Q has been resolved.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications